UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

TITAN ENERGY, LLC

(Name of Issuer)

Common Shares, representing limited liability company interests

(Title of Class of Securities)

88829M 105

(CUSIP Number)

Marisa Beeney

GSO Capital Partners LP

345 Park Avenue

New York, New York 10154

Tel: (212) 503-2100

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

April 9, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88829M 105	Page 1 of 21

1	Names of reporting persons Blackstone / GSO Strategic Credit Fund
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 29,318*
	8	Shared voting power 0
	9	Sole dispositive power 29,318*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 29,318*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.54%*
14	Type of reporting person (see instructions) OO

*	Based on 5,444,794 Common Shares outstanding as of November 27, 2017, as reported by the quarterly report on Form 10-Q, filed by Titan Energy, LLC on November 28, 2017 (the “2017 Q3 Form 10-Q”). The Reporting Persons may be deemed to be the beneficial owners of an aggregate of 145,863 Common Shares, representing 2.68% of the Common Shares outstanding as of November 27, 2017.

CUSIP No. 88829M 105	Page 2 of 21

1	Names of reporting persons GSO Energy Market Opportunities Fund LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 116,545*
	8	Shared voting power 0
	9	Sole dispositive power 116,545*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 116,545*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.14%*
14	Type of reporting person (see instructions) PN

*	Based on 5,444,794 Common Shares outstanding as of November 27, 2017, as reported in the 2017 Q3 Form 10-Q. The Reporting Persons may be deemed to be the beneficial owners of an aggregate of 145,863 Common Shares, representing 2.68% of the Common Shares outstanding as of November 27, 2017.

CUSIP No. 88829M 105	Page 3 of 21

1	Names of reporting persons GSO / Blackstone Debt Funds Management LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 29,318*
	8	Shared voting power 0
	9	Sole dispositive power 29,318*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 29,318*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.54%*
14	Type of reporting person (see instructions) OO

*	Based on 5,444,794 Common Shares outstanding as of November 27, 2017, as reported in the 2017 Q3 Form 10-Q. The Reporting Persons may be deemed to be the beneficial owners of an aggregate of 145,863 Common Shares, representing 2.68% of the Common Shares outstanding as of November 27, 2017.

CUSIP No. 88829M 105	Page 4 of 21

1	Names of reporting persons GSO Energy Market Opportunities Associates LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 116,545*
	8	Shared voting power 0
	9	Sole dispositive power 116,545*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 116,545*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.14%*
14	Type of reporting person (see instructions) OO

*	Based on 5,444,794 Common Shares outstanding as of November 27, 2017, as reported in the 2017 Q3 Form 10-Q. The Reporting Persons may be deemed to be the beneficial owners of an aggregate of 145,863 Common Shares, representing 2.68% of the Common Shares outstanding as of November 27, 2017.

CUSIP No. 88829M 105	Page 5 of 21

1	Names of reporting persons GSO Capital Partners LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 29,318*
	8	Shared voting power 0
	9	Sole dispositive power 29,318*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 29,318*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.54%*
14	Type of reporting person (see instructions) PN

*	Based on 5,444,794 Common Shares outstanding as of November 27, 2017, as reported in the 2017 Q3 Form 10-Q. The Reporting Persons may be deemed to be the beneficial owners of an aggregate of 145,863 Common Shares, representing 2.68% of the Common Shares outstanding as of November 27, 2017.

CUSIP No. 88829M 105	Page 6 of 21

1	Names of reporting persons GSO Holdings I L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 116,545*
	8	Shared voting power 0
	9	Sole dispositive power 116,545*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 116,545*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.14%*
14	Type of reporting person (see instructions) OO

*	Based on 5,444,794 Common Shares outstanding as of November 27, 2017, as reported in the 2017 Q3 Form 10-Q. The Reporting Persons may be deemed to be the beneficial owners of an aggregate of 145,863 Common Shares, representing 2.68% of the Common Shares outstanding as of November 27, 2017.

CUSIP No. 88829M 105	Page 7 of 21

1	Names of reporting persons GSO Advisor Holdings L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 29,318*
	8	Shared voting power 0
	9	Sole dispositive power 29,318*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 29,318*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.54%*
14	Type of reporting person (see instructions) OO

*	Based on 5,444,794 Common Shares outstanding as of November 27, 2017, as reported in the 2017 Q3 Form 10-Q. The Reporting Persons may be deemed to be the beneficial owners of an aggregate of 145,863 Common Shares, representing 2.68% of the Common Shares outstanding as of November 27, 2017.

CUSIP No. 88829M 105	Page 8 of 21

1	Names of reporting persons Blackstone Holdings I L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 29,318*
	8	Shared voting power 0
	9	Sole dispositive power 29,318*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 29,318*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.54%*
14	Type of reporting person (see instructions) PN

*	Based on 5,444,794 Common Shares outstanding as of November 27, 2017, as reported in the 2017 Q3 Form 10-Q. The Reporting Persons may be deemed to be the beneficial owners of an aggregate of 145,863 Common Shares, representing 2.68% of the Common Shares outstanding as of November 27, 2017.

CUSIP No. 88829M 105	Page 9 of 21

1	Names of reporting persons Blackstone Holdings II L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 116,545*
	8	Shared voting power 0
	9	Sole dispositive power 116,545*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 116,545*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.14%*
14	Type of reporting person (see instructions) PN

*	Based on 5,444,794 Common Shares outstanding as of November 27, 2017, as reported in the 2017 Q3 Form 10-Q. The Reporting Persons may be deemed to be the beneficial owners of an aggregate of 145,863 Common Shares, representing 2.68% of the Common Shares outstanding as of November 27, 2017.

CUSIP No. 88829M 105	Page 10 of 21

1	Names of reporting persons Blackstone Holdings I/II GP Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 145,863*
	8	Shared voting power 0
	9	Sole dispositive power 145,863*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 145,863*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.68%*
14	Type of reporting person (see instructions) CO

*	Based on 5,444,794 Common Shares outstanding as of November 27, 2017, as reported in the 2017 Q3 Form 10-Q. The Reporting Persons may be deemed to be the beneficial owners of an aggregate of 145,863 Common Shares, representing 2.68% of the Common Shares outstanding as of November 27, 2017.

CUSIP No. 88829M 105	Page 11 of 21

1	Names of reporting persons The Blackstone Group L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 145,863*
	8	Shared voting power 0
	9	Sole dispositive power 145,863*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 145,863*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.68%*
14	Type of reporting person (see instructions) PN

*	Based on 5,444,794 Common Shares outstanding as of November 27, 2017, as reported in the 2017 Q3 Form 10-Q. The Reporting Persons may be deemed to be the beneficial owners of an aggregate of 145,863 Common Shares, representing 2.68% of the Common Shares outstanding as of November 27, 2017.

CUSIP No. 88829M 105	Page 12 of 21

1	Names of reporting persons Blackstone Group Management L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 145,863*
	8	Shared voting power 0
	9	Sole dispositive power 145,863*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 145,863*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.68%*
14	Type of reporting person (see instructions) OO

*	Based on 5,444,794 Common Shares outstanding as of November 27, 2017, as reported in the 2017 Q3 Form 10-Q. The Reporting Persons may be deemed to be the beneficial owners of an aggregate of 145,863 Common Shares, representing 2.68% of the Common Shares outstanding as of November 27, 2017.

CUSIP No. 88829M 105	Page 13 of 21

1	Names of reporting persons Bennett J. Goodman
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 145,863*
	9	Sole dispositive power 0
	10	Shared dispositive power 145,863*
11	Aggregate amount beneficially owned by each reporting person 145,863*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.68%*
14	Type of reporting person (see instructions) IN

*	Based on 5,444,794 Common Shares outstanding as of November 27, 2017, as reported in the 2017 Q3 Form 10-Q. The Reporting Persons may be deemed to be the beneficial owners of an aggregate of 145,863 Common Shares, representing 2.68% of the Common Shares outstanding as of November 27, 2017.

CUSIP No. 88829M 105	Page 14 of 21

1	Names of reporting persons J. Albert Smith III
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 145,863*
	9	Sole dispositive power 0
	10	Shared dispositive power 145,863*
11	Aggregate amount beneficially owned by each reporting person 145,863*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.68%*
14	Type of reporting person (see instructions) IN

*	Based on 5,444,794 Common Shares outstanding as of November 27, 2017, as reported in the 2017 Q3 Form 10-Q. The Reporting Persons may be deemed to be the beneficial owners of an aggregate of 145,863 Common Shares, representing 2.68% of the Common Shares outstanding as of November 27, 2017.

CUSIP No. 88829M 105	Page 15 of 21

1	Names of reporting persons Stephen A. Schwarzman
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 145,863*
	8	Shared voting power 0
	9	Sole dispositive power 145,863*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 145,863*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.68%*
14	Type of reporting person (see instructions) IN

*	Based on 5,444,794 Common Shares outstanding as of November 27, 2017, as reported in the 2017 Q3 Form 10-Q. The Reporting Persons may be deemed to be the beneficial owners of an aggregate of 145,863 Common Shares, representing 2.68% of the Common Shares outstanding as of November 27, 2017.

CUSIP No. 88829M 105	Page 16 of 21

EXPLANATORY NOTE

This Amendment No. 2 (“Amendment No. 2”) relates to the Common Shares, representing limited liability company interests, of Titan Energy, LLC, a Delaware limited liability company (the “Issuer”), and amends the Schedule 13D filed on September 12, 2016 (as amended to date, the “Schedule 13D”). Except as amended herein, the Schedule 13D is unchanged and remains in effect. Capitalized terms used herein but not otherwise defined in this Amendment No. 2 shall have the respective meanings ascribed to them in the Schedule 13D.

This Amendment No. 2 serves to report that GSO Capital Partners LP and its affiliates concluded their investment sub-advisory relationships with FS Investments’ funds (including FS Energy and Power Fund, FS Investment Corporation II and FS Investment Corporation III) effective April 9, 2018. FS Energy and Power Fund, Foxfields Funding LLC, Cobbs Creek LLC, FS Investment Corporation II and FS Investment Corporation III and certain related persons who previously reported together with the Reporting Persons (as defined below) pursuant to a Joint Filing Agreement will now report their beneficial ownership of Issuer securities on a separate statement on Schedule 13D. Due to the fact that the Reporting Persons beneficially own less than five percent of the Issuer’s Common Shares, this Amendment No. 2 is an “exit filing” with respect to each of them.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a) – (c) This Schedule 13D is being filed by the following reporting persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

•   (i) Blackstone / GSO Strategic Credit Fund, which is a Delaware statutory trust, (ii) GSO Energy Market Opportunities Fund LP, which is a Delaware limited partnership (Blackstone / GSO Strategic Credit Fund and GSO Energy Market Opportunities Fund LP, collectively, the “GSO Funds”), (iii) GSO / Blackstone Debt Funds Management LLC, which is a Delaware limited liability company, (iv) GSO Energy Market Opportunities Associates LLC, which is a Delaware limited liability company, (v) GSO Holdings I L.L.C., which is a Delaware limited liability company, and (vi) GSO Capital Partners LP, which is a Delaware limited partnership (GSO / Blackstone Debt Funds Management LLC, GSO Energy Market Opportunities Associates LLC, GSO Holdings I L.L.C., GSO Capital Partners LP and the GSO Funds, collectively, the “GSO Entities”);

•   Bennett J. Goodman and J. Albert Smith III, each of whom is a citizen of the United States of America (collectively, the “GSO Executives”);

•   (i) GSO Advisor Holdings L.L.C., which is a Delaware limited liability company, (ii) Blackstone Holdings I L.P., which is a Delaware limited partnership, (iii) Blackstone Holdings II L.P., which is a Delaware limited partnership, (iv) Blackstone Holdings I/II GP Inc., which is a Delaware corporation, (v) The Blackstone Group L.P., which is a Delaware limited partnership, and (vi) Blackstone Group Management L.L.C., which is a Delaware limited liability company (collectively, the “Blackstone Entities”); and

•   Stephen A. Schwarzman, who is a citizen of the United States of America.

The principal business address of each of the GSO Entities and GSO Executives is c/o GSO Capital Partners LP, 345 Park Avenue, New York, New York 10154. The principal business address of each of the Blackstone Entities and Mr. Schwarzman is c/o The Blackstone Group L.P., 345 Park Avenue, New York, New York 10154.

The principal business of Blackstone / GSO Strategic Credit Fund is investing in both public and private non-investment grade and non-rated securities and loans, including leveraged loans, high yield bonds, second lien loans and other investments. The principal business of GSO Energy Market Opportunities Fund LP is investing in both public and private non-investment grade and non-rated securities and loans, including leveraged loans, high yield bonds, distressed securities, second lien loans, mezzanine securities, equity securities, credit derivatives and other investments in the energy industry.

CUSIP No. 88829M 105	Page 17 of 21

The principal business of GSO Energy Market Opportunities Associates LLC is performing the functions of, and serving as, the general partner of GSO Energy Market Opportunities Fund LP. The principal business of GSO Holdings I L.L.C. is performing the functions of, and serving as, the managing member (or similar position) of and member or equity holder in GSO Energy Market Opportunities Associates LLC and other affiliated entities.

The principal business of GSO / Blackstone Debt Funds Management LLC is serving as the investment adviser of Blackstone / GSO Strategic Credit Fund and other affiliated entities. The principal business of GSO Capital Partners LP is serving as the managing member of GSO / Blackstone Debt Funds Management LLC and as the investment manager or adviser of other affiliated entities.

The principal business of GSO Advisor Holdings L.L.C. is performing the functions of, and serving as, the special limited partner of GSO Capital Partners LP with the investment and voting power over the securities beneficially owned by GSO Capital Partners LP. The principal business of Blackstone Holdings I L.P. is performing the functions of, and serving as, a managing member (or similar position) of and member or equity holder in each of GSO Holdings I L.L.C. and GSO Advisor Holdings L.L.C. and other affiliated entities. The principal business of Blackstone Holdings II L.P. is performing the functions of, and serving as, a managing member (or similar position) of and member or equity holder in GSO Holdings I L.L.C. and other affiliated entities. The principal business of Blackstone Holdings I/II GP Inc. is performing the functions of, and serving as, the general partner (or similar position) of Blackstone Holdings I L.P., Blackstone Holdings II L.P. and other affiliated Blackstone entities. The principal business of The Blackstone Group L.P. is performing the functions of, and serving as, the controlling shareholder of Blackstone Holdings I/II GP Inc. and other affiliated Blackstone entities. The principal business of Blackstone Group Management L.L.C. is performing the functions of, and serving as, the general partner of The Blackstone Group L.P.

The principal occupation of Mr. Schwarzman is serving as an executive of Blackstone Group Management L.L.C. The principal occupation of each of Messrs. Goodman and Smith is serving as an executive of GSO Holdings I L.L.C. and GSO Capital Partners LP.

Set forth on Schedule I to this Schedule 13D and incorporated herein by reference is the following information with respect to each director and executive officer of Blackstone / GSO Strategic Credit Fund: (i) the name; (ii) the business address; (iii) to the best of Blackstone / GSO Strategic Credit Fund’s knowledge as of the date hereof, the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) to the best of Blackstone / GSO Strategic Credit Fund’s knowledge as of the date hereof, the citizenship (collectively, the “GSO/Blackstone Executive Officers and Directors”).

(d) During the last five years, none of the Reporting Persons or, to the best of the applicable Reporting Person’s knowledge, any of the executive officers or directors/trustees set forth on Schedule I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the best of the applicable Reporting Person’s knowledge, any of the executive officers or directors/trustees set forth on Schedule I, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a)-(c) above for citizenship of each of the Reporting Persons and Schedule I for citizenship of each of the GSO/Blackstone Executive Officers and Directors.

Item 5. Interest in Securities of the Issuer.

Item 5(a) – (b) of the Schedule 13D is hereby amended and restated as follows:

(a) - (b) The below beneficial ownership percentage is based on 5,444,794 Common Shares outstanding as of November 27, 2017, as reported in the quarterly report on Form 10-Q, filed by the Issuer on November 28, 2017.

CUSIP No. 88829M 105	Page 18 of 21

The Reporting Persons may be deemed to be the beneficial owners of an aggregate of 145,863 Common Shares, representing 2.68% of the outstanding Common Shares.

As of the date hereof, (i) Blackstone / GSO Strategic Credit Fund directly holds 29,318 Common Shares, and (ii) GSO Energy Market Opportunities Fund LP directly holds 116,545 Common Shares. GSO Energy Market Opportunities Associates LLC is the general partner of GSO Energy Market Opportunities Fund LP. GSO Holdings I L.L.C. is the managing member of GSO Energy Market Opportunities Associates LLC. Blackstone Holdings II L.P. is the managing member of GSO Holdings I L.L.C. with respect to securities beneficially owned by GSO Energy Market Opportunities Associates LLC. GSO / Blackstone Debt Funds Management LLC is the investment adviser of Blackstone / GSO Strategic Credit Fund. GSO Capital Partners LP is the managing member of GSO / Blackstone Debt Funds Management LLC. GSO Advisor Holdings L.L.C. is a special limited partner of GSO Capital Partners LP with investment and voting power over the securities beneficially owned by GSO Capital Partners LP. Blackstone Holdings I L.P. is the sole member of GSO Advisor Holdings L.L.C. Blackstone Holdings I/II GP Inc. is the general partner of each of Blackstone Holdings I L.P. and Blackstone Holdings II L.P. The Blackstone Group L.P. is the controlling shareholder of Blackstone Holdings I/II GP Inc. Blackstone Group Management L.L.C. is the general partner of The Blackstone Group L.P. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. In addition, each of Bennett J. Goodman and J. Albert Smith III may be deemed to have shared voting power and/or investment power with respect to the Common Shares held by the GSO Funds.

The aggregate number and percentage of the Common Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Amendment No. 2.

Neither the filing of this Amendment No. 2 or the Schedule 13D nor any of the respective contents of such filings shall be deemed to constitute an admission that any of the Reporting Persons (other than the GSO Funds to the extent they directly hold the Common Shares reported on this Schedule 13D) is the beneficial owner of the Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. Each Reporting Person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this statement is filed constitute a “group.”

Item 5(e) of the Schedule 13D is hereby amended and restated as follows:

(e) This Amendment No. 2 is an “exit filing” with respect to the Reporting Persons. See Explanatory Note.

Item 7. Material to be Filed as Exhibits.

Item 7 of this Schedule 13D is hereby amended as follows:

Exhibit A Joint Filing Agreement, dated April 11, 2018, among the Reporting Persons (filed herewith).

CUSIP No. 88829M 105	Page 19 of 21

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 11, 2018

Blackstone / GSO Strategic Credit Fund

By:	GSO / Blackstone Debt Funds Management LLC, its investment adviser

By:	/s/ Marisa J. Beeney
	Name:	Marisa J. Beeney
	Title:	Authorized Signatory

GSO Energy Market Opportunities Fund LP

By:	GSO Energy Market Opportunities Associates LLC, its general partner

By:	/s/ Marisa J. Beeney
	Name:	Marisa J. Beeney
	Title:	Authorized Signatory

GSO / Blackstone Debt Funds Management LLC

By:	/s/ Marisa J. Beeney
	Name:	Marisa J. Beeney
	Title:	Authorized Signatory

GSO Energy Market Opportunities Associates LLC

By:	/s/ Marisa J. Beeney
	Name:	Marisa J. Beeney
	Title:	Authorized Signatory

GSO Capital Partners LP

By:	/s/ Marisa J. Beeney
	Name:	Marisa J. Beeney
	Title:	Authorized Signatory

GSO Holdings I L.L.C.

By:	/s/ John G. Finley
	Name:	John G. Finley
	Title:	Chief Legal Officer

CUSIP No. 88829M 105	Page 20 of 21

GSO Advisor Holdings L.L.C.

By:	Blackstone Holdings I L.P., its sole member

By:	Blackstone Holdings I/II GP Inc., its general partner

By:	/s/ John G. Finley
	Name:	John G. Finley
	Title:	Chief Legal Officer

Blackstone Holdings I L.P.

By:	Blackstone Holdings I/II GP Inc., its general partner

By:	/s/ John G. Finley
	Name:	John G. Finley
	Title:	Chief Legal Officer

Blackstone Holdings II L.P.

By:	Blackstone Holdings I/II GP Inc., its general partner

By:	/s/ John G. Finley
	Name:	John G. Finley
	Title:	Chief Legal Officer

Blackstone Holdings I/II GP Inc.

By:	/s/ John G. Finley
	Name:	John G. Finley
	Title:	Chief Legal Officer

The Blackstone Group L.P.

By:	Blackstone Group Management L.L.C., its general partner

By:	/s/ John G. Finley
	Name:	John G. Finley
	Title:	Chief Legal Officer

Blackstone Group Management L.L.C.

By:	/s/ John G. Finley
	Name:	John G. Finley
	Title:	Chief Legal Officer

CUSIP No. 88829M 105	Page 21 of 21

Bennett J. Goodman

By:	/s/ Marisa Beeney
	Name:	Marisa Beeney
	Title:	Attorney-in-Fact

J. Albert Smith III

By:	/s/ Marisa Beeney
	Name:	Marisa Beeney
	Title:	Attorney-in-Fact

Stephen A. Schwarzman

/s/ Stephen A. Schwarzman

SCHEDULE I

The following table sets forth the name, present principal occupation or employment, and the name and principal business of the corporation or other organization in which the employment is conducted for each member of Blackstone / GSO Strategic Credit Fund’s board of trustees and each executive officer of Blackstone / GSO Strategic Credit Fund. Unless otherwise indicated, each person listed below is a citizen of the United States of America. Unless otherwise indicated, the business address of each such trustee or executive officer is c/o GSO Capital Partners LP, 345 Park Avenue, New York, New York 10154.

Trustees

Name	Present Principal Occupation or Employment
Edward H. D’Alelio	He currently is an Executive in Residence with the School of Management, Univ. of Mass Boston

Michael Holland	Mr. Holland is the Chairman of Holland & Company, a private investment firm he founded in 1995. He is also President and Founder of the Holland Balanced Fund.

Thomas W. Jasper	Mr. Jasper is the Managing Partner of Manursing Partners LLC, a consulting firm.

Gary S. Schpero	Retired.

Daniel H. Smith, Jr.	Senior Managing Director of GSO Capital Partners LP and is Head of GSO / Blackstone Debt Funds Management LLC

Executive Officers

Name	Present Principal Occupation or Employment
Daniel H. Smith, Jr.	Senior Managing Director of GSO Capital Partners LP and is Head of GSO / Blackstone Debt Funds Management LLC

Robert Zable	Senior Managing Director of GSO Capital Partners LP

Marisa Beeney	Managing Director, Chief Legal Officer and Chief Compliance Officer of GSO Capital Partners LP

Jane Lee	Managing Director of GSO Capital Partners LP and Head of GSO / Blackstone Debt Funds Management LLC’s capital formation efforts

Dohyun (Doris) Lee-Silvestri	Managing Director and Chief Financial Officer of GSO Capital Partners LP